Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Lehman Brothers Holdings Inc.	2. Issuer Name and Ticker or Trading Symbol Hecla Mining Corporation (HL)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_ 10% Owner ___ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) 745 Seventh Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 13-3216325	4. Statement for Month/Day/Year 10/11/2002
(Street) New York, New York 10019		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Series B Cumulative Convertible Preferred Stock	$15.55	10/11/2002		X (4)			124,500	(5)		Common Stock	400,317.30(2)	(3)	0	I	(1)
Call Option (obligation to sell)	(3)	10/11/2002		X			1,000	(5)	08/07/2003	Series B Cumulative Convertible Preferred Stock	124,500	(3)	0	I	(1)
Explanation of Responses:

(1) This form is a joint filing with Lehman Brothers Inc. ("LBI"), a wholly-owned subsidiary of Lehman Brothers Holdings In. ("Holdings").

LBI, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, was the actual owner of the shares of Series B Cumulative Convertible Preferred Stock (the "Preferred Stock") reported herein.

Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to have been the beneficial owner of the shares of Preferred Stock owned by LBI.

(2) Each share of Preferred Stock is convertible into approximately 3.2154 shares of Common Stock.

(3) The option represented the obligation of LBI to sell a basket of securities, of which the 124,500 shares of Preferred Stock owned by LBI formed a part. The exercise price of the option to purchase the basket of securities was $307,390. There was no specific exerise price for the Preferred Stock, as it could not be purchased separately from the basket.

(4) The exercise in question is not the conversion of the Preferred Stock into Common Stock of the Issuer, but rather, the exercise by the holder thereof of the call option of which the Preferred Stock represents one of the underlying securities.

(5) Immediately

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Barrett S. DiPaolo **Signature of Reporting Person	10/15/2002 Date
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